MEDIA ADVISORY

CIBC Annual Accountability Report 2004 available

TORONTO, Dec. 9, 2004 — CIBC (NYSE: BCM, TSX: CM) today announced that its Annual Accountability Report 2004 will be posted online and available to analysts, investors, media and the general public at www.cibc.com, About CIBC by Tuesday, December 14, 2004.

We invite you to review the report that combines the 2004 Annual Report with the 2004 Public Accountability Statement, and provides an integrated review of CIBC’s strategies and performance to all of its stakeholders.

The print version of CIBC’s Annual Accountability Report 2004 and annual meeting proxy materials will be mailed to CIBC’s common shareholders in January, 2005.

For further information: Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Emily Pang, Senior Director, Investor and Financial Communications, at 416-980-3512. Public Accountability Statement inquiries should be directed to Gregory Tsang, Vice-President, Government Relations and Strategy, at 416-980-4250.